Exhibit 99.1

                                  RISK FACTORS

We will not generate any revenue until, at the earliest, the completion of a business combination.

Our resources are limited. As of August 31, 2000, the Company had $3.25 million in cash, no other significant assets and $35,000 in liabilities. We have had no significant revenues (other than interest income) since 1999 and we will not achieve any revenues (other than interest income) until, at the earliest, the completion of a business combination. We cannot assure you that any business we combine with, either at the time of or after the business combination, will derive any material revenues from its operation or operate on a profitable basis. In addition, as a result of our limited financial, managerial, and other resources, we cannot assure you that we will be able to obtain a suitable target without raising additional capital and, if we do need such additional capital, that we will be able to raise it.

Since we have not yet selected a particular industry or any target business with which to effect a business combination, we are unable to ascertain the merits or risks of the industry or business in which we may ultimately operate.

We have not selected any particular industry or any targe business on which to concentrate our search for a business combination. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry or the target business in which we may ultimately operate. We will become subject to numerous risks inherent to the business operations of any company with which we effect a business combination. Although our management will endeavor to evaluate the risks inherent in a particular industry or target business, we cannot assure you that we will properly ascertain or assess all such significant risk factors.

Our officers and directors may have a conflict of interest allocating management time and opportunities, which may be to the detriment of our stockholders.

Our officers and directors are not required to commit their full time to our affairs, which may result in conflicts of interest in allocating management time between our operations and other businesses. Such conflicts may not be resolved in the best interest of our stockholders. In addition, certain of our officers and directors are involved with other companies which have a business purpose similar to ours. As a result, conflicts of interest may arise in the future. If such a conflict does arise and an officer or director is presented with a business opportunity under circumstances where there may be a doubt as to whether the opportunity should belong to us or another company they are affiliated with, our officers and directors will attempt to resolve the conflicts by exercising the good faith required of fiduciaries. Although we believe that we will generally be able to resolve conflicts on an equitable basis, it is possible that potential conflicts may not be resolved in our favor in all cases. Our officers and directors ar under no obligation, beyond its general fiduciary obligation to us, to offer a business opportunity to us prior to offering it to another company.




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We may not be correct in assessing the management of a potential target business.

We cannot assure you that our assessment of the skills, qualifications or abilities of the management of a prospective target business will prove to be correct, especially in light of the possible inexperience of our officers and directors in evaluating certain types of businesses. In addition, despite a positive assessment by our management, we cannot assure you that the management of a prospective target business will have the necessary skills, qualifications or abilities to manage a public company intending to embark on a program of business development.

We may issue shares of our common stock and preferred stock to effect a business combination, which would dilute the equity interest of our stockholders.

We may issue shares of our common stock or preferred stock, or a combination of common and preferred stock, to effect a business combination. The issuance of additional shares of our common stock or any number of shares of our preferred stock may:

          o significantly reduce the equity interest of our stockholders;

          o possibly cause a change in control if a substantial number of our shares of common stock are issued in connection with a business combination, which may affect, among other things, our ability to utilize our net operating loss carryforwards, if any;

          o adversely affect prevailing market prices for our common stock; and

          o impair our ability to raise additional capital through the sale of our equity securities.

We may seek additional financing to complete a business combination or to fund the operations and growth of the target business.

         We may seek additional financing to complete a business combination or to fund the operations and growth of a target business, which may include assuming or refinancing the indebtedness of the target business. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that such additional financing proves to be unavailable when needed to complete a particular business combination, we would, in all likelihood, be compelled to restructure the transaction or abandon that particular business combination and seek an alternative candidate. In addition, our failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business.

If we are deemed to be subject to the Investment Company Act of 1940, we may be required to institute burdensome compliance requirements and be subject to restrictions relating to our activities.

         The regulatory scope of the Investment Company Act of 1940, which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company that does not intend to be characterized as an investment company but that, nevertheless, engages in activities that may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. While we do not believe that our anticipated principal activities will subject us to regulation under the Investment Company Act, we cannot assure you that we will not be deemed to be an investment company,



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especially during the period prior to a business combination. In the event we are deemed to be an investment company, we may become subject to certain restrictions relating to our activities, including:

          o         restrictions on the nature of our investments; and

          o         the issuance of securities,

and have imposed upon us certain requirement, including:

          o         registration as an investment company;

          o         adoption of a specific form of corporate structure; and

          o compliance with certain burdensome reporting, recordkeeping, voting, proxy and disclosure requirements and other rules and regulations.

         In the event of our characterization as an investment company, we would be required to comply with such additional regulatory burdens, which would require additional expense.

The on-line industry is subject to rapid technological change.

         The internet market in which we presently compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product announcements, introductions and enhancements, and changing customer demands. These market characteristics are exacerbated by the emerging nature of the Internet and the apparent need of companies from a multitude of industries to offer web-based products and services. Accordingly, our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our products and services to evolving industry standards, and to continually improve the performance, features, salability, and reliability of our products and services in response to competitive service and product offerings and evolving demands of the marketplace. The failure on our part to adapt to such changes could have a material adverse effect on our business, results of operations and financial condition. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to make substantial expenditures to modify or adapt our products and services or infrastructure, which could have a material adverse effect on our business, results of operations and financial condition.

We may be liable for information that is disseminated on our websites.

         The law relating to the liability of online services companies for information carried on or disseminated through their web sites is currently unsettled. It is possible that claims could be made against online services companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. It is possible that a claim of defamation or other injury could be made against us for content posted on our web sites. The imposition upon us or other online service providers of liability for information carried on or disseminated through websites could require us to implement measures to reduce our exposure to such liability, which may require that we expend substantial resources and/or discontinue certain service offerings. While we carry liability insurance, it may not be adequate to fully compensate us in the event we become liable for information carried on or disseminated through our service.



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Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on our business, results of operations and financial condition.

Our proprietary information may not be adequately protected and we face the risk of possible infringement by third parties.

         We believe that the technical and commercial design and layout of our websites is proprietary and material to our business. We rely primarily on a combination of trade secrets, confidentiality procedures and contractual provisions to protect our proprietary information. We seek to avoid disclosure of our trade secrets by, among other things, restricting access to our proprietary information and requiring persons with access to such proprietary information to execute confidentiality agreements with us. Trade secret and copyright laws afford only limited protection. Unauthorized parties may attempt to copy aspects of our systems and software or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary information is difficult. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

         We have not been notified that our websites and related technology are infringing on the rights of any third parties, although we are aware that a third party owns the trademark to the name Skiing USA. We cannot assure you, however, that third parties will not claim that we have infringed upon their rights. Any such claims, with or without merit, could be time-consuming, result in costly litigation or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

We have only limited protection of our domain names.

         We currently hold the domain names "GolfRounds.com" and "Skiingusa.com." Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. In addition, domain names have been subject to claims of trademark infringement in the United States and in foreign countries. We cannot assure you that third parties will not claim that we have infringed on their rights through the use of any of the domain names that we now or in the future may hold. As a result, we may not acquire or maintain our domain names in all of the countries in which we may conduct business.

We are subject to intense competition.

         We expect to encounter intense competition from other entities having a business objective similar to ours. Many of these entities, including financial consulting companies and venture capital firms, have longer operating histories and have extensive experience in identifying and effecting business combinations, directly or through affiliates. Many of these competitors possess significantly greater financial, technical and other resources than we do. We cannot assure you that we will be able to effectively compete with these entities. In the event we are unable to compete effectively with these entities, we may be forced to evaluate less attractive prospects for a business combination. If we are forced to evaluate these less attractive prospects, we cannot assure you that our stated business objectives will be met.

         With respect to our websites, we are subject to competition from other sports-based Internet websites and on-line companies, some of which have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. The



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on-line commerce market is intensely competitive. We expect competition in our present industry to increase due to the relative ease with which new websites can be developed and the growing popularity of golf and skiing, in particular, and sports, in general. If we remain in our present industry, we cannot assure you that we will be able to compete successfully in the future with our competitors.

We are subject to government regulations.

         Our current business operations is not directly regulated by governmental entities. It is possible that as the Internet develops, there will be greater oversight or the introduction of direct regulation of the Internet and transactions conducted on it. To the extent that there is oversight and regulation, if we continue in our present business operations, we may be adversely impacted. We may encounter additional direct costs in our operations such as various taxes or telecommunication charges or increased compliance expense. The laws governing Internet transactions remain largely unsettled, even in the areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

         For example, although not yet enacted, Congress is considering laws regarding Internet taxation. In addition, various jurisdictions already have enacted laws that are not specifically directed to electronic commerce but that could affect our business. The applicability of many of these laws to the Internet is uncertain and could expose us to substantial liability if we remain in our present business operations.

         The growth of the Internet and electronic commerce, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. These laws may impose additional burdens on our business.

         Several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission in the same manner as other telecommunications services. Additionally, local telephone carriers have petitioned the Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these providers. If either of these petitions are granted, the costs of communicating on the Internet could increase substantially. This, in turn, could slow the growth of use of the Internet. Any legislation or regulation could materially adversely affect our business if we continue in our present industry.

         In the event we effect a business combination with an entity that is not in the Internet industry, we would become subject to any government regulation already imposed on the new industry. We cannot assure you that we would be in substantial compliance with the already existing regulations or that we would be able to comply with additional regulations imposed on the acquired business.